Filed by California Amplifier, Inc.
           Pursuant to Rule 425 under the Securities Act of 1933
                    Subject Company: Vytek Corporation


                  Registrant Commission File No. 0-12182



     This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of December 23, 2003 (the "Merger Agreement"), by and among California Amplifier, Inc. ("California Amplifier"), Mobile Acquisition Sub, Inc., a wholly-owned subsidiary of California Amplifier, Vytek Corporation ("Vytek"), a privately-held company, and James Ousley, as stockholder representative.

     The Merger Agreement was filed by California Amplifier under cover of Form 8-K on January 5, 2004 and is incorporated by reference into this filing.


Additional Information About the Proposed Acquisition and Where to Find It:

     California Amplifier will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the offer and sale of shares of its common stock in connection with the proposed merger under the Securities Act of 1933, as amended. The registration statement will contain important information and stockholders of Vytek should carefully read the registration statement and any amendments or supplements thereto before making a decision with respect to the proposed merger. California Amplifier will also file with the SEC a proxy statement in connection with the solicitation of proxies for use at a special meeting of its stockholders to approve the issuance of shares of its common stock in connection with the proposed merger. The proxy statement will contain important information and stockholders of California Amplifier should carefully read the proxy statement before making a decision with respect to the issuance of shares in the proposed merger. The officers and directors of California Amplifier may be deemed to be participants in connection with this solicitation of proxies.
Copies of the registration statement and the proxy statement when filed may be obtained without charge at the SEC's website at www.sec.gov or from California Amplifier. For additional information, visit California Amplifier's web site at www.calamp.com.

For more information, contact:
       Crocker Coulson                            Rick Vitelle
       Partner                                    Chief Financial Officer
       CCG Investor Relations                     California Amplifier, Inc.
       (818) 789-0100                             (805) 987-9000
       crocker.coulson@coffincg.com